UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-12822
CUSIP NUMBER:

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

     Beazer Homes USA, Inc.

Full Name of Registrant

     N/A

Former Name if Applicable

     1000 Abernathy Road, Suite 1200

Address of Principal Executive Office (Street and Number)

     Atlanta, Georgia 30328

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Company’s Current Report on Form 8-K dated October 5, 2007 and filed with the SEC on October 11, 2007, the Audit Committee of Beazer Homes USA, Inc. (the “Company”) determined that it will be necessary for the Company to restate certain of its previously issued financial statements, including those relating to fiscal years 2005 and 2006 and the interim periods of fiscal 2006 and fiscal 2007.  As a result, the Company is delaying the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 until it has completed the restatement process.  The Company has also not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 or its Annual Report on Form 10-K for the fiscal year ended September 30, 2007.  The Company is working expeditiously to complete the restatement process and file these reports as soon as practicable.

PART IV — OTHER INFORMATION

1.  Name and telephone number of person to contact in regard to this notification

Allan P. Merrill (770) 829-3700
(Name) (Area Code) (Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☐ Yes    ☒ No

Annual Report on Form 10-K for the fiscal year ended September 30, 2007
Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes        ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 1, 2008, the Company issued a press release announcing certain preliminary financial and operating data for the fiscal quarter ended December 31, 2007.  The press release was attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated February 1, 2008 and filed with the SEC on that date.  Such 8-K, including Exhibit 99.1 thereto, is hereby incorporated by reference and made a part hereof. In addition, as noted above and as disclosed in the Company’s Current Report on Form 8-K dated October 5, 2007 and filed with the SEC on October 11, 2007, the Audit Committee of the Company determined that it will be necessary for the Company to restate certain of its previously issued financial statements, including those relating to fiscal years 2005 and 2006 and the interim periods of fiscal 2006 and fiscal 2007.  Such 8-K is hereby incorporated by reference and made a part hereof.

                  Beazer Homes USA, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 8, 2008	By: /s/ Allan P. Merrill Name: Allan P. Merrill Title: Executive Vice President and Chief Financial Officer